Filed by DSW Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Retail Ventures, Inc.
Commission File No.: 1-10767
For Release at 7:00 AM Eastern on May 9, 2011
DSW INC. UPDATES ELECTION DEADLINE FOR MERGER WITH RETAIL VENTURES, INC. TO MAY 19, 2011
COLUMBUS, Ohio, May 9, 2011 /PRNewswire/ — DSW Inc. (NYSE: DSW), a leading branded footwear specialty retailer, has updated the election deadline by which Retail Ventures, Inc. (NYSE: RVI) shareholders must elect to receive DSW class B common shares in the proposed merger between Retail Ventures, Inc. and a wholly owned subsidiary of DSW. The election deadline is now 5:00 p.m., New York time, on May 19, 2011, and the merger is anticipated to close on May 26, 2011, pending shareholder approval and satisfaction of other closing conditions. Retail Ventures shareholders who want to receive only DSW class A common shares in the merger need not complete or return an election form. The holders of DSW class A common shares and DSW class B common shares have identical rights except that holders of DSW class A common shares are entitled to one vote per share on all matters to be voted on by the DSW shareholders, while holders of DSW class B common shares are entitled to eight votes per share on all matters to be voted on by the DSW shareholders. The DSW class A common shares are registered under the Exchange Act and are listed on the NYSE, but the DSW class B common shares are not.
Share Election Process
On or about April 15, 2011, DSW began distributing election forms to all Retail Ventures shareholders of record as of the close of business on March 22, 2011, in order for each shareholder to elect the form of merger consideration to be received if the merger between Retail Ventures and a wholly owned subsidiary of DSW is completed. The merger agreement provides that, if the merger is completed, each Retail Ventures shareholder will receive 0.435 DSW class A common shares for each Retail Ventures common share owned by such shareholder, unless such shareholder properly and timely elects to receive 0.435 DSW class B common shares per Retail Ventures common share. If Retail Ventures shareholders want to receive DSW class B common shares in the merger, an election form properly completed must be received by the exchange agent for the merger, Computershare Trust Company, N.A., no later than the election deadline, which is 5:00 p.m., New York time, on May 19, 2011. The election deadline is established by the merger agreement as the fifth business day prior to the effective time and will be delayed if the effective time of the merger is later than May 26, 2011. DSW will promptly announce any such delay and updated election deadline. Shareholders who hold their Retail Ventures common shares directly may call Computershare at (877) 282-1168 with questions about the election form, and shareholders who hold their Retail Ventures common shares through a broker or bank may call Georgeson at (866) 828-4304.

About DSW Inc.
DSW Inc. is a leading branded footwear specialty retailer that offers a wide selection of brand name and designer dress, casual and athletic footwear for women and men, as well as accessories. As of April 30, 2011, DSW operated 318 stores in 39 states and operated an e-commerce site, www.dsw.com. DSW also supplied footwear to 352 leased locations in the United States. For store locations and additional information about DSW, visit www.dswinc.com.
Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger between DSW and Retail Ventures has been submitted to the respective shareholders of DSW and Retail Ventures for their consideration. DSW has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (Registration No. 333-172631) that includes a joint proxy statement of DSW and Retail Ventures that also constitutes a prospectus of DSW. DSW has mailed the joint proxy statement/prospectus to its shareholders. DSW may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF DSW ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders can obtain free copies of the joint proxy statement/prospectus and other documents containing important information about DSW and Retail Ventures through the website maintained by the SEC at www.sec.gov. DSW makes available free of charge at www.dsw.com (in the “Investor Relations” section), copies of materials it files with, or furnishes to, the SEC, or investors and shareholders may contact DSW at (614) 237-7100 to receive copies of documents that it files with or furnishes to the SEC.
Participants in the Merger Solicitation
DSW and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of DSW in connection with the proposed transaction. Information about the directors and executive officers of DSW is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on April 6, 2011. This document can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect DSW’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, DSW’s expectations with respect to the synergies, costs, efficiencies, and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations; approval of the proposed transaction by shareholders; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of DSW and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required shareholder approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure to satisfy other closing conditions, and the possibility of adverse publicity or litigation, including an adverse outcome thereof and the costs and expenses associated therewith.
Additional information concerning other risk factors is contained in DSW’s most recently filed Annual Report on Form 10-K, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning DSW, the proposed transaction or other matters and attributable to DSW or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. DSW does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.
Source: DSW Inc.          CONTACT: Investor Relations for DSW Inc., 1-614-872-1474